AP 12/06



10032184

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

NOV 26 2010

Washington, DC 112

SEC FILE NUMBER
8-34448

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2009 (MM/DD/YY) AND ENDING 09/30/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial West Investment Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Financial West Group 4510 E Thousand Oaks Blvd.
(No. and Street)

Westlake Village (City) CA (State) 91362 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alexandra Franks 805-558-1512
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lederman, Zeidler, Gray & Co., LLP
(Name – *if individual, state last, first, middle name*)

9107 Wilshire Blvd. #260 (Address) Beverly Hills (City) CA (State) 90210 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AG 12/08

OATH OR AFFIRMATION

I, Todd Melillo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial West Investment Group, Inc., as of September 30th, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

none

Signature

President

Title

Notary Public


STEVEN EVERETT HOPPEL
Commission # 1818073
Notary Public - California
Ventura County
My Comm. Expires Oct 18, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL WEST INVESTMENT GROUP, INC.

Financial Statements and Supplementary Information with Independent Auditors' Report

September 30, 2010

CONTENTS

LEDERMAN, ZEIDLER, GRAY & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
9107 WILSHIRE BOULEVARD, SUITE 260
BEVERLY HILLS, CALIFORNIA 90210

MEMBER
AMERICAN INSTITUTE
OF CERTIFIED PUBLIC ACCOUNTANTS
CALIFORNIA SOCIETY
OF CERTIFIED PUBLIC ACCOUNTANTS

TELEPHONE
(310) 273-2924
FAX
(310) 276-0225

INDEPENDENT AUDITORS' REPORT

Board of Directors
FINANCIAL WEST INVESTMENT GROUP, INC.
Thousand Oaks, California

We have audited the accompanying statement of financial condition of Financial West Investment Group, Inc., as of September 30, 2010 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial West Investment Group, Inc., as of September 30, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in detail in Note 6 to the financial statements, the Company has been a defendant in a group of lawsuits involving potential investor losses. A number of the claims included in the group of lawsuits mentioned above have been settled. The Company has been released from any obligation in these settlements. The ultimate outcome of the remaining action against the Company cannot presently be determined. Accordingly, no provision for any liability that may result has been made in the financial statements.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lederman, Zeidler, Gray & Co., LLP
Certified Public Accountants

Beverly Hills, California
November 23, 2010

FINANCIAL WEST INVESTMENT GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2010

ASSETS

Cash	$ 1,436,709
Cash held for customer	474,069
Commissions receivable	742,515
Marketable securities, owned	14,613
Prepaid expenses	80,283
Note receivable from related party	258,410
Other receivables	38,337
Deposits	10,000
Total assets	$ 3,054,936

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable	$ 46,829
Commissions payable	1,602,888
Accrued expenses	133,611
Payable to brokerage account	58,941
Cash held for customer	434,051
Income taxes payable	32,182
Total liabilities	2,308,502
Stockholder's Equity	
Common stock, no par value	
Authorized - 10,000 shares	
Issued and outstanding - 2,500 shares	125,000
Paid-in capital	398,278
Retained earnings	223,156
Total stockholder's equity	746,434
Total liabilities and stockholder's equity	$ 3,054,936

The accompanying notes are an integral part of these financial statements

FINANCIAL WEST INVESTMENT GROUP, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2010

Gross revenue and income	
Commissions	$ 26,975,160
Interest and dividends	60,664
Net realized gain from bond trading	2,533,579
Net realized gain from equity trading	202,524
Net realized loss from other proprietary trading	(27,865)
Other	1,521,973
	31,266,035
Expenses	
Accounting	57,209
Bad debts	20,739
Commissions, representative's fees & clearing charges	25,641,301
Communications	56,843
Computer & information technology	91,494
Consulting	77,126
Dues and licensing costs	21,220
Education & seminars	71,750
Employee compensation and benefits	3,910,936
Equipment rental	63,322
Errors expense, (reimbursements), net	(4,083)
Fees and adjustments	1,949
Insurance expense, (reimbursements), net	140,622
Interest expense	2,850
Legal	81,720
Management fees	48,550
Occupancy	335,547
Office supplies & expense	53,073
Postage & shipping	30,823
Quote systems expense	303,733
Settlement expense	7,789
Travel	69,693
Other operating expenses	45,300
	31,129,506
Income (loss) before provision for income taxes	136,529
Current tax expense	30,397
Net income	$ 106,132

The accompanying notes are an integral part of these financial statements

FINANCIAL WEST INVESTMENT GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2010

	Common Stock	Paid-in Capital	Retained Earnings	Total
Balance, October 1, 2009	$ 125,000	$ 398,278	$ 117,024	$ 640,302
Net income	-	-	106,132	106,132
Balance, September 30, 2010	$ 125,000	$ 398,278	$ 223,156	$ 746,434

The accompanying notes are an integral part of these financial statements

FINANCIAL WEST INVESTMENT GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2010

Operating activities:	
Net income	$ 106,132
(Increase) decrease in assets:	
Commissions receivable	1,399,308
Marketable securities	82,596
Prepaid expenses	(8,987)
Note receivable from related party	(240,643)
Other receivables	27,302
Deposits	-
Increase (decrease) in liabilities:	
Accounts payable	8,927
Commissions payable	(1,197,140)
Accrued expenses	(241,697)
Cash held for customer	70,312
Income taxes payable	29,083
Net cash provided by operating activities	35,193
Financing activities:	
Decrease in payable to brokerage account	(95,476)
Net cash used by financing activities	(95,476)
Decrease in cash	(60,283)
Cash, beginning of year	1,971,061
Cash, end of year	$ 1,910,778
Cash paid during the year:	
Interest paid	$ 2,850
Income taxes paid	$ -

The accompanying notes are an integral part of these financial statements

FINANCIAL WEST INVESTMENT GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2010

1. Summary of significant accounting policies

Nature of business - The Company is a non-clearing fully disclosed broker-dealer engaged in the sale of general securities to investors. The Company does not hold securities for customers. All funds belonging to customers are held in cash accounts earmarked for holding customer funds. The Company is a 100%-owned subsidiary of Paradox Holdings, Inc.

Recognition of revenue and expense - Commissions and related clearing expenses are recognized on a trade-date basis as securities transactions occur.

Cash - For purposes of reporting cash flows, cash and cash equivalents include cash in banks and cash held at the Company's clearinghouses.

Securities valuation - Trading securities are reported at fair values with unrealized gains and losses included in operations. Financial Accounting Standards Board Statement No. 157 establishes a framework for measuring fair value. The value of marketable securities owned by the Company are categorized as level 1 measurements. Level 1 measurements are quoted prices in active markets for identical assets. The marketable securities owned by the Company are stock in publicly traded companies, stock mutual funds and bonds that are traded daily on major exchanges.

Estimates and assumptions - In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The estimates include fair value of financial instruments.

Fair value of financial instruments - The carrying value is a reasonable estimation of the fair value for cash, marketable securities and other investments, and receivables and payables.

2. Related party transactions

Paradox Holdings, Inc., the 100% shareholder of the Company, received management fees from the Company in the amount of $48,550 during the current year.

The Company leases its office space under operating leases from the principal stockholder of Paradox Holdings, Inc. Rental payments for the current year were $247,200.

FINANCIAL WEST INVESTMENT GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2010

2. Related party transactions (continued)

The following is a schedule of future minimum rental payments due to the principal stockholder of Paradox Holdings, Inc., exclusive of property taxes, insurance, and increases under the lease based on increases in the consumer price index:

October 1, 2010 - September 30, 2011	$ 240,000
October 1, 2011 - September 30, 2012	240,000
October 1, 2012 - September 30, 2013	240,000
October 1, 2013 - September 30, 2014	240,000
October 1, 2014 - September 30, 2015	240,000
Thereafter	1,200,000
	$ 2,400,000

3. Commitments

The Company is obligated under the terms of certain non-cancelable operating leases for autos and office equipment. Expense for the period ended September 30, 2010 was $63,322. The following is a schedule of future minimum rental payments:

Year ending	
September 30, 2011	$ 15,315
September 30, 2012	12,607
September 30, 2013	11,719
September 30, 2014	9,763
September 30, 2015	3,454
	$ 52,858

4. Cash held for customer

Cash held for customers are funds held on behalf of customers in a bank checking account for the purchase of secondary limited partnerships. An employee of the Company facilitates the purchase based on designated forms and written instructions. The difference between the cash account balance and the corresponding liability equals funds due to the Company.

FINANCIAL WEST INVESTMENT GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2010

5. Receivable from clearing organizations and payable to broker-dealers

Amounts receivable from clearing organizations and payable to broker-dealers as of September 30, 2010 consist of the following:

Receivable from clearing organizations	$ 436,499
Payable to broker-dealer	$ 58,941

6. Marketable securities owned

Marketable securities owned by the Company as of September 30, 2010 consist of the following:

Bonds	$ 11,875
Equities	2,738
Total marketable securities owned	$ 14,613

7. Note receivable from related party

Note receivable from officer, due on demand with interest at 7%	$ 258,410

8. Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At September 30, 2010, the Company had net capital of $352,783, which was $198,884 in excess of its required net capital of $153,900. The Company's ratio of aggregate indebtedness to net capital, as defined, was 6.54 to 1.

FINANCIAL WEST INVESTMENT GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2010

9. Litigation

The Company has been the subject of a number of lawsuits involving a group of affiliated investments sold by a former registered representative of the Company. All except one of these lawsuits have been settled. The Company has been released from any obligation in these settlements. An arbitration hearing for the remaining lawsuit is scheduled for January of 2011. The Company that sponsored these investments is currently in bankruptcy under Chapter 11 of the U.S. Bankruptcy Code. The claimants allege the investments were unsuitable and that they were sold by means of misrepresentations or omissions made by the Company's registered representative and that the Company is liable for misconduct by the registered representative. The remaining claim against the Company and other defendants is not covered under the Company's professional liability insurance policy. The Company's legal counsel has indicated that the Company has meaningful legal and factual defenses to the claim.

The ultimate outcome of the remaining lawsuit cannot presently be determined. Therefore, no provision for any liability that may result from this action has been made in the financial statements.

The Company has not accrued any expense for pending legal disputes in addition to the above mentioned lawsuit because the outcome cannot be determined at this time.

The Company maintains a broker/dealer professional liability insurance policy to cover actions brought against the Company. This policy was initiated last year with a non-affiliated, outside insurance provider. The policy does not provide coverage for prior or pending litigation filed against the Company on or before December 1, 2005. Additionally, the policy includes limitations under certain conditions for various types of business activities conducted by the Company on a regular basis. Policy limits are $1,000,000 per claim per licensed representative, $1,000,000 per claim against the Company with an aggregate annual policy limit of $2,000,000. For each loss there is a $100,000 deductible for the Company and a $50,000 deductible for licensed representatives.

The Company maintains coverage under a fidelity bond policy. The policy covers loss against dishonesty by employees or registered representatives of the Company. Policy limits are $1,000,000 with a $20,000 deductible.

10. Financial instruments with off-balance sheet risk

The Company has cash deposits in excess of federal insured limits.

FINANCIAL WEST INVESTMENT GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2010

11. Retirement plan

The Company maintains a retirement plan in accordance with Section 401(k) of the Internal Revenue Code. Under the terms of this plan, eligible employees make voluntary contributions to the extent allowable by law. The Company made no payments on behalf of employees to this plan for the year ended September 30, 2010.

12. Income taxes

The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

The Company files a consolidated income tax return with its parent company. Federal and state income taxes are calculated as if the Company filed a separate income tax return. The current portion of the income tax expense included in the statement of income is as follows:

	Current
Federal	$ 9,432
State	$ 20,965

FINANCIAL WEST INVESTMENT GROUP, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
SEPTEMBER 30, 2010

Net capital	
Total stockholder's equity	$ 746,434
Deductions and/or charges	
Non-allowable assets	
Prepaid expenses	80,283
Notes receivable from related party	258,410
Other receivables	38,337
Deposits	10,000
Net capital before haircuts on securities	359,404
Haircuts on securities	6,621
Net capital	$ 352,783
Aggregate indebtedness	
Total aggregate indebtedness	$ 2,308,502
Computation of basic net capital requirement	
Minimum net capital required	$ 153,900
Excess net capital	$ 198,883
Ratio: Aggregate indebtedness to net capital	6.54 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of September 30, 2005)	
Net capital, as reported in Company's Part II (unaudited) Focus report	$ 376,363
Net audit adjustments	
Net increase in income taxes payable	23,580
Net capital per above	$ 352,783

FINANCIAL WEST INVESTMENT GROUP, INC.
SCHEDULE II
RESERVE AND POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
SEPTEMBER 30, 2010

The Company is in compliance with the conditions of exemption from the reserve and possession or control requirements under the provisions of Rule 15c3-3 (k)(2)(ii) of the Securities Exchange Act of 1934.

LEDERMAN, ZEIDLER, GRAY & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
9107 WILSHIRE BOULEVARD, SUITE 260
BEVERLY HILLS, CALIFORNIA 90210

MEMBER
AMERICAN INSTITUTE
OF CERTIFIED PUBLIC ACCOUNTANTS
CALIFORNIA SOCIETY
OF CERTIFIED PUBLIC ACCOUNTANTS

TELEPHONE
(310) 273-2924
FAX
(310) 276-0225

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
FINANCIAL WEST INVESTMENT GROUP, INC.
Thousand Oaks, California

In planning and performing our audit of the financial statements of Financial West Investment Group, Inc., as of and for the year ended September 30, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report were adequate at September 30, 2010, to meet SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Lederman, Zeidler, Gray & Co., LLP

Beverly Hills, California
November 23, 2010

LEDERMAN, ZEIDLER, GRAY & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
9107 WILSHIRE BOULEVARD, SUITE 260
BEVERLY HILLS, CALIFORNIA 90210

MEMBER
AMERICAN INSTITUTE
OF CERTIFIED PUBLIC ACCOUNTANTS
CALIFORNIA SOCIETY
OF CERTIFIED PUBLIC ACCOUNTANTS

TELEPHONE
(310) 273-2924
FAX
(310) 276-0225

To the Board of Directors
Financial West Investment Group, Inc.
Thousand Oaks, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2010, which were agreed to by Financial West Investment Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Financial West Investment Group, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Financial West Investment Group, Inc.'s management is responsible for Financial West Investment Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries (check register and bank statement), noting no differences;

2. Compared the total revenue amounts reported on the audited Form X-17A-5 for the year ended September 30, 2010 with the amounts reported in Form SIPC-7T for the year ended September 30, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers (company generated reports and general ledger entries), noting no differences;

4. Proved the arithmetical accuracy of the calculation reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments (company generated reports and general ledger entries), noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Lederman, Zeidler, Gray & Co., CPAs, LLP
November 23, 2010

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended Sep 30, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

034448 FINRA Sep
Financial West Group
PO Box 31
Wellsburg WV 26070

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 49,083

B. Less payment made with SIPC-6 filed (exclude interest) (23,716)
4/26/10 plus adj. 6/10/10
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 25,367

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 25,367

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 754.— Chk #71585 $24,613 Paid 11/19/10

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Financial West Investment Group Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 24th day of Nov, 2010.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 10/1, 2009
and ending 9/30, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 31,266,035
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	10,553,549
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	223,517
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	381,489
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______	468,157
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 16,045	
Enter the greater of line (i) or (ii)	16,045
Total deductions	11,632,757
2d. SIPC Net Operating Revenues	$ 19,633,278
2e. General Assessment @ .0025	$ 49,083
	(to page 1, line 2.A.)

FINANCIAL WEST GROUP
4510 E Thousand Oaks Blvd.
Westlake Village, CA 91362
Member FINRA/SIPC

Date: November 24, 2010

To: Securities Investor Protection Corporation

Re: 034448

Dear Securities Investor Protection Corporation:

Enclosed please find our SIPC-7 assessment form for the fiscal year ended September 30, 2010.

We originally mailed form SIPC-7 on November 19th along with check #71585 in the amount of $24,613. However, the form was filled out incorrectly.

The form enclosed has been filled out correctly. There is a balance due of $754 after deducting the amount already paid on November 19th. Please find check enclosed for $754.

Sincerely,



Alexandra Franks, CFO
Accounting Office
Wellsburg, WV
Phone: 304-737-0176
Cell: 805-558-1512